UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL

OMB Number:  3235-0287
Expires:  December 31, 2001

Estimated average burden hours per response . . . . . . . . 0.5

[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

BREA L.L.C.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

345 Park Avenue
--------------------------------------------------------------------------------
                                    (Street)

New York,                           New York             10154
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Host Marriott Corporation (HMT)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


N/A
________________________________________________________________________________
4.   Statement for Month/Year


May 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

N/A
________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [x]  Director                             [x]  10% Owner
     [_]  Officer (give title below)           [x]  Other (specify below)

             Member of Schedule 13D Group
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [_]  Form filed by One Reporting Person
     [x]  Form filed by More than One Reporting Person
________________________________________________________________________________
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
4(b)(v).
                                                                  (over)

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                  6.
                                                   4.                              5.             Owner-
                                                   Securities Acquired (A) or      Amount of      ship
                                      3.           Disposed of (D)                 Securities     Form:     7.
                                      Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                     2.               Code         ------------------------------- Owned at End   (D) or    Indirect
1.                   Transaction      (Instr. 8)                  (A)              of Month       Indirect  Beneficial
Title of Security    Date             ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)           (Month/Day/Year) Code     V                  (D)              and 4)         (Instr.4) (Instr. 4)
----------------------------------------------------------------------------------------------------------------------

Common Stock          05/07/01       C              2,458,335     A     (30)                      I       (1)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/08/01     S (31)           2,458,335     D    $12.32   0                 I       (1)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/07/01       C              1,079,698     A     (30)                  D & I (2)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/08/01     S (31)           1,079,698     D    $12.32   0             D & I (2)  (29)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/07/01       C                 70,796     A     (30)                  D & I (3)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/08/01     S (31)              70,796     D    $12.32   0             D & I (3)  (29)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/07/01       C                686,810     A     (30)                  D & I (4)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/08/01     S (31)             686,810     D    $12.32   0             D & I (4)  (29)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/07/01       C                 21,594     A     (30)                  D & I (5)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/08/01     S (31)              21,594     D    $12.32   0             D & I (5)  (29)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/07/01       C                112,593     A     (30)                  D & I (6)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/08/01     S (31)             112,593     D    $12.32   0             D & I (6)  (29)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/07/01       C                 12,358     A     (30)                  D & I (7)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/08/01     S (31)              12,358     D    $12.32   0             D & I (7)  (29)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/07/01       C                 21,735     A     (30)                  D & I (8)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/08/01     S (31)              21,735     D    $12.32   0             D & I (8)  (29)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/07/01       C                452,751     A     (30)                  D & I (9)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/08/01     S (31)             452,751     D    $12.32   0             D & I (9)  (29)
--------------------------------------------------------------------------------------------------------------------
                                            Page 2 of 12

Common Stock          05/07/01       C              2,969,847     A     (30)                  D & I (10)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/08/01     S (31)           2,969,847     D    $12.32   0             D & I (10) (29)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/07/01       C                745,737     A     (30)                  D & I (11)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/08/01     S (31)             745,737     D    $12.32   0             D & I (11) (29)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/07/01       C              2,769,664     A     (30)                  D & I (12)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/08/01     S (31)           2,769,664     D    $12.32   0             D & I (12) (29)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/07/01       C                119,773     A     (30)                  D & I (13)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/08/01     S (31)             119,773     D    $12.32   0             D & I (13) (29)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/07/01       C                569,383     A     (30)                  D & I (14)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/08/01     S (31)             569,383     D    $12.32   0             D & I (14) (29)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/07/01       C                115,818     A     (30)                  D & I (15)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/08/01     S (31)             115,818     D    $12.32   0             D & I (15) (29)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/07/01       C                243,601     A     (30)                  D & I (16)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/08/01     S (31)             243,601     D    $12.32   0             D & I (16) (29)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/07/01       C                  7,842     A     (30)                    D (17)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/08/01     S (31)               7,842     D    $12.32   0               D (17)
--------------------------------------------------------------------------------------------------------------------
Common Stock                                            0                       0               D (18)
--------------------------------------------------------------------------------------------------------------------
Common Stock                                            0                       0             D & I (19) (29)
--------------------------------------------------------------------------------------------------------------------
                                            Page 3 of 12

Common Stock                                            0                       0              D (20)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/07/01       C              2,005,584     A     (30)                      I      (21)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/08/01     S (31)           2,005,584     D    $12.32   0                 I      (21)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/07/01       C              6,788,086     A     (30)                      I      (22)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/08/01     S (31)           6,788,086     D    $12.32   0                 I      (22)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/07/01       C              8,793,670     A     (30)                      I      (23)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/08/01     S (31)           8,793,670     D    $12.32   0                 I      (23)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/07/01       C              7,533,823     A     (30)                      I      (24)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/08/01     S (31)           7,533,823     D    $12.32   0                 I      (24)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/07/01       C              7,533,823     A     (30)                      I      (25)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/08/01     S (31)           7,533,823     D    $12.32   0                 I      (25)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/07/01       C             10,000,000     A     (30)                      I      (26)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/08/01     S (31)          10,000,000     D    $12.32   0                 I      (26)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/07/01       C             10,000,000     A     (30)                      I      (27)
--------------------------------------------------------------------------------------------------------------------
Common Stock          05/08/01     S (31)          10,000,000     D    $12.32   0                 I      (27)
--------------------------------------------------------------------------------------------------------------------
Common Stock                                                0     D                               I      (28)
--------------------------------------------------------------------------------------------------------------------
====================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                 10.
                                                                                                      9.         Owner-
                                                                                                      Number     ship
                                                                                                      of         Form
                2.                                                                                    Deriv-     of
                Conver-                    5.                               7.                        ative      Deriv-     11.
                sion                       Number of                        Title and Amount          Secur-     ative      Nature
                or                         Derivative     6.                of Underlying     8.      ities      Secur-     of
                Exer-             4.       Securities     Date              Securities        Price   Bene-      ity:       In-
                cise     3.       Trans-   Acquired (A)   Exercisable and   (Instr. 3 and 4)  of      ficially   Direct     direct
                Price    Trans-   action   or Disposed    Expiration Date   ----------------  Deriv-  Owned      (D) or     Bene-
1.              of       action   Code     of (D)         (Month/Day/Year)         Amount     ative   at End     In-        ficial
Title of        Deriv-   Date     (Instr.  (Instr. 3,     ----------------         or         Secur-  of         direct     Owner-
Derivative      ative    (Month/  8)       4 and 5)       Date     Expira-         Number     ity     Month      (I)        ship
Security        Secur-   Day/     ------   ------------   Exer-    tion            of         (Instr. (Instr.    (Instr.    (Instr.
(Instr. 3)      ity      Year)    Code V   (A) (D)        cisable  Date     Title  Shares     5)      4)         4)         4)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)   05/07/01 C             2,458,335 Immed.   N/A      Stock   2,458,335          5,410,873   I        (1)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)   05/07/01 C             1,079,698 Immed.   N/A      Stock   1,079,698           2,402,728 D & I (2)  (29)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)   05/07/01 C                70,796 Immed.   N/A      Stock      70,796             595,304 D & I (3)  (29)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)   05/07/01 C               686,810 Immed.   N/A      Stock     686,810           1,699,015 D & I (4)  (29)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)   05/07/01 C                21,594 Immed.   N/A      Stock      21,594             507,154 D & I (5)  (29)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)   05/07/01 C               112,593 Immed.   N/A      Stock     112,593             670,236 D & I (6)  (29)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)   05/07/01 C                12,358 Immed.   N/A      Stock      12,358             490,616 D & I (7)  (29)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)   05/07/01 C                21,735 Immed.   N/A      Stock      21,735             507,435 D & I (8)  (29)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)   05/07/01 C               452,751 Immed.   N/A      Stock     452,751          1,817,675 D & I (9)  (29)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)   05/07/01 C             2,969,847 Immed.   N/A      Stock   2,969,847          7,110,412 D & I (10) (29)
------------------------------------------------------------------------------------------------------------------------------------
                                                            Page 5 of 12

Class A
Partnership     1 for 1                                                     Common
Units             (30)   05/07/01 C               745,737 Immed.   N/A      Stock     745,737          2,511,143 D & I (11) (29)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)   05/07/01 C             2,769,664 Immed.   N/A      Stock   2,769,664          5,459,035 D & I (12) (29)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)   05/07/01 C               119,773 Immed.   N/A      Stock     119,773            683,066 D & I (13) (29)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)   05/07/01 C               569,383 Immed.   N/A      Stock     569,383          1,494,429 D & I (14) (29)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)   05/07/01 C               115,818 Immed.   N/A      Stock     115,818            677,163 D & I (15) (29)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)   05/07/01 C               243,601 Immed.   N/A      Stock     243,601            907,450 D & I (16) (29)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)   05/07/01 C                 7,842 Immed.   N/A      Stock       7,842             14,362   D (17)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)                                  0 Immed.   N/A      Stock           0                 14   D (18)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)                                  0 Immed.   N/A      Stock           0            495,548 D & I (19) (29)
------------------------------------------------------------------------------------------------------------------------------------
                                                            Page 6 of 12

Class A
Partnership     1 for 1                                                     Common
Units             (30)                                  0 Immed.   N/A      Stock           0            468,470    D (20)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)   05/07/01 C             2,005,584 Immed.    N/A      Stock   2,005,584          4,061,668    I       (21)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)   05/07/01 C             6,788,086 Immed.   N/A      Stock   6,788,086         13,989,205    I       (22)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)   05/07/01 C             8,793,670 Immed.   N/A      Stock   8,793,670         17,582,403    I       (23)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)   05/07/01 C             7,533,823 Immed.   N/A      Stock  7,533,823         16,031,878    I        (24)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)   05/07/01 C             7,533,823 Immed.   N/A      Stock  7,533,823         16,031,878    I        (25)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)   05/07/01 C            10,000,000 Immed.   N/A      Stock 10,000,000         20,988,657    I        (26)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)   05/07/01 C            10,000,000 Immed.   N/A      Stock 10,000,000         20,988,657    I        (27)
------------------------------------------------------------------------------------------------------------------------------------

Class A
Partnership     1 for 1                                                     Common
Units             (30)                                  0 Immed.   N/A      Stock          0            495,548    I        (28)
------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

Explanation of Responses:

(1) BREA L.L.C. ("BREA LLC") is the general partner of Blackstone Real Estate Associates L.P. ("BREA") and Blackstone Real Estate Holdings L.P. ("BREH"), and because of such position, the number of Class A Partnership Units (the "OP Units") of Host Marriott, L.P. ("Host Marriott, L.P.") converted, the number of shares of common stock of the Issuer ("Common Stock") sold and the total beneficial holding of BREA LLC includes the number of OP Units converted, the number of shares of Common Stock sold and the number of securities beneficially owned by each such entity.

(2) Blackstone Real Estate Partners I L.P. ("BRE I") converted 1,079,698 OP Units into Common Stock on a one-for-one basis and sold such shares of Common Stock pursuant to the Underwriting Agreement (as defined below). After giving effect to such conversion and sale of securities, BRE I directly owns 1,934,258 OP Units contingently redeemable into 1,934,258 shares of common stock of the Issuer ("Common Stock"), and the remaining 468,470 securities are directly owned by BRE/Ceriale L.L.C. ("Ceriale").

(3) Blackstone Real Estate Partners Two L.P. ("BRE Two") converted 70,796 OP Units into Common Stock on a one-for-one basis and sold such shares of Common Stock pursuant to the Underwriting Agreement. After giving effect to such conversion and sale of securities, BRE Two directly owns 126,834 OP Units contingently redeemable into 126,834 shares of Common Stock, and the remaining 468,470 securities are directly owned by Ceriale.

(4) Blackstone Real Estate Partners Three L.P. ("BRE Three") converted 686,810 OP Units into Common Stock on a one-for-one basis and sold such shares of Common Stock pursuant to the Underwriting Agreement. After giving effect to such conversion and sale of securities, BRE Three directly owns 1,230,545 OP Units contingently redeemable into 1,230,545 shares of Common Stock, and the remaining 468,470 securities are directly owned by Ceriale.

(5) Blackstone Real Estate Partners IV L.P. ("BRE IV") converted 21,594 OP Units into Common Stock on a one-for-one basis and sold such shares of Common Stock pursuant to the Underwriting Agreement. After giving effect to such conversion and sale of securities, BRE IV directly owns 38,684 OP Units contingently redeemable into 38,684 shares of Common Stock, and the remaining 468,470 securities are directly owned by Ceriale.

(6) Blackstone RE Capital Partners L.P. ("BRECP") converted 112,593 OP Units into Common Stock on a one-for-one basis and sold such shares of Common Stock pursuant to the Underwriting Agreement. After giving effect to such conversion and sale of securities, BRECP directly owns 201,766 OP Units contingently redeemable into 201,766 shares of Common Stock, and the remaining 468,470 securities are directly owned by Ceriale.

(7) Blackstone RE Capital Partners II L.P. ("BRECP II") converted 12,358 OP Units into Common Stock on a one-for-one basis and sold such shares of Common Stock pursuant to the Underwriting Agreement. After giving effect to such conversion and sale of securities, BRECP II directly owns 22,146 OP Units contingently redeemable into 22,146 shares of Common Stock, and the remaining 468,470 securities are directly owned by Ceriale.

(8) Blackstone RE Offshore Capital Partners L.P. ("BOC") converted 21,735 OP Units into Common Stock on a one-for-one basis and sold such shares of Common Stock pursuant to the Underwriting Agreement. After giving effect to such conversion and sale of securities, BOC directly owns 38,965 OP Units contingently redeemable into 38,965 shares of Common Stock, and the remaining 468,470 securities are directly owned by Ceriale.

(9) BREH converted 452,751 OP Units into Common Stock on a one-for-one basis and sold such shares of Common Stock pursuant to the Underwriting Agreement. After giving effect to such conversion and sale of securities, BREH directly owns 1,349,205 OP Units contingently redeemable into 1,349,205 shares of Common Stock, and the remaining 468,470 securities are directly owned by Ceriale.

(10) Blackstone Real Estate Partners II L.P. ("BRE II") converted 2,969,847 OP Units into Common Stock on a one-for-one basis and sold such shares of Common Stock pursuant to the Underwriting Agreement. After giving effect to such conversion and sale of securities, BRE II directly owns 6,641,942 OP Units contingently redeemable into 6,641,942 shares of Common Stock, and the remaining 468,470 securities are directly owned by Ceriale.

(11) Blackstone Real Estate Holdings II L.P. ("BREH II") converted 745,737 OP Units into Common Stock on a one-for-one basis and sold such shares of Common Stock pursuant to the Underwriting Agreement. After giving effect to such conversion and sale of securities, BREH II directly owns 2,042,673 OP Units contingently redeemable into 2,042,673 shares of Common Stock, and the remaining 468,470 securities are directly owned by Ceriale.

(12) Blackstone Real Estate Partners II.TE.1 L.P. ("BRE II TE 1") converted 2,769,664 OP Units into Common Stock on a one-for-one basis and sold such shares of Common Stock pursuant to the Underwriting Agreement. After giving effect to such conversion and sale of securities, BRE II TE 1 directly owns 4,990,565 OP Units contingently redeemable into 4,990,565 shares of Common Stock, and the remaining 468,470 securities are directly owned by Ceriale.

(13) Blackstone Real Estate Partners II.TE.2 L.P. ("BRE II TE 2") converted 119,773 OP Units into Common Stock on a one-for-one basis and sold such shares of Common Stock pursuant to the Underwriting Agreement. After giving effect to such conversion and sale of securities, BRE II TE 2 directly owns 214,596 OP Units contingently redeemable into 214,596 shares of Common Stock, and the remaining 468,470 securities are directly owned by Ceriale.

(14) Blackstone Real Estate Partners II.TE.3 L.P. ("BRE II TE 3") converted 569,383 OP Units into Common Stock on a one-for-one basis and sold such shares of Common Stock pursuant to the Underwriting Agreement. After giving effect to such conversion and sale of securities, BRE II TE 3 directly owns 1,025,959 OP Units contingently redeemable into 1,025,959 shares of Common Stock, and the remaining 468,470 securities are directly owned by Ceriale.

(15) Blackstone Real Estate Partners II.TE.4 L.P. ("BRE II TE 4") converted 115,818 OP Units into Common Stock on a one-for-one basis and sold such shares of Common Stock pursuant to the Underwriting Agreement. After giving effect to such conversion and sale of securities, BRE II TE 4 directly owns 208,693 OP Units contingently redeemable into 208,693 shares of Common Stock, and the remaining 468,470 securities are directly owned by Ceriale.

(16) Blackstone Real Estate Partners II.TE.5 L.P. ("BRE II TE 5") converted 243,601 OP Units into Common Stock on a one-for-one basis and sold such shares of Common Stock pursuant to the Underwriting Agreement. After giving effect to such conversion and sale of securities, BRE II TE 5 directly owns 438,980 OP Units contingently redeemable into 438,980 shares of Common Stock, and the remaining 468,470 securities are directly owned by Ceriale.

(17) BRE Logan Hotel Inc. ("Logan") converted 7,842 OP Units into Common Stock on a one-for-one basis and sold such shares of Common Stock pursuant to the Underwriting Agreement. After giving effect to such conversion and sale of securities, Logan directly owns 14,362 OP Units contingently redeemable into 14,362 shares of Common Stock.

(18) RTZ Management Corp. ("RTZ") directly owns 14 OP Units contingently redeemable into 14 shares of Common Stock.

(19) CR/RE L.L.C. ("CRRE") directly owns 27,078 OP Units contingently redeemable into 27,078 shares of Common Stock, and the remaining 468,470 securities are directly owned by Ceriale.

(20) Ceriale directly owns 468,470 OP Units contingently redeemable into 468,470 shares of Common Stock.

(21) BREA is the general partner of BRE I, BRE Two, BRE Three, BRE IV, BRECP, BRECP II and BOC, and because of such position, the number of OP Units converted, the number of shares of Common Stock sold and the total beneficial holding of BREA includes the number of OP Units converted, the number of shares of Common Stock sold and the number of securities beneficially owned by each such entity.

(22) Blackstone Real Estate Associates II L.P. ("BREA II") is the general partner of BRE II, BRE II TE 1, BRE II TE 2, BRE II TE 3, BRE II TE 4 and BRE II TE 5, and because of such position, the number of OP Units converted, the number of shares of Common Stock sold and the total beneficial holding of BREA II includes the number of OP Units converted, the number of shares of Common Stock sold and the number of securities beneficially owned by each such entity.

(23) John G. Schreiber ("Schreiber") is a director of the Issuer and a special limited partner in BREA and BREA II, and any disposition of an investment (directly or indirectly) by entities to which BREA and BREA II serves as general partner requires the approval of Schreiber. Therefore, the number of OP Units converted, the number of shares of Common Stock sold and the total beneficial holding of Schreiber includes the number of OP Units converted, the number of shares of Common Stock sold and the number of securities beneficially owned by each such entity.

(24) Blackstone Real Estate Management Associates II L.P. ("BREMA II") is the general partner of BREA II and BREH II, and because of such position, the number of OP Units converted, the number of shares of Common Stock sold and the total beneficial holding of BREMA II includes the number of OP Units converted, the number of shares of Common Stock sold and the number of securities beneficially owned by each such entity.

(25) BREA II L.L.C. ("BREA II LLC") is the general partner of BREMA II, and because of such position, the number of OP Units converted, the number of shares of Common Stock sold and the total beneficial holding of BREA II LLC includes the number of OP Units converted, the number of shares of Common Stock sold and the number of securities beneficially owned by each such entity.

(26) Peter G. Peterson ("Peterson"), who is a founding member of BREA LLC and BREA II LLC, is able, together with Stephen A. Schwarzman ("Schwarzman"), to control BREA LLC, BREA II LLC, RTZ and Logan, and because of such position and control, the number of OP Units converted, the number of shares of Common Stock sold and the total beneficial holding of Peterson includes the number of OP Units converted, the number of shares of Common Stock sold and the number of securities beneficially owned by each such entity.

(27) Schwarzman, who is a founding member of BREA LLC and BREA II LLC, is able, together with Peterson, to control BREA LLC, BREA II LLC, RTZ and Logan, and because of such position and control, the number of OP Units converted, the number of shares of Common Stock sold and the total beneficial holding of Schwarzman includes the number of OP Units converted, the number of shares of Common Stock sold and the number of securities beneficially owned by each such entity.

(28) John Ceriale ("John Ceriale") is a member with sole beneficial ownership of CRRE, and because of such position, the total beneficial holding of John Ceriale includes the number of securities beneficially owned by CRRE.

(29) Such entity is a member of Ceriale and because of such membership, the total beneficial holding of such entity includes the number of securities beneficially owned by Ceriale.

(30) The Reporting Persons herein have a contingent right to receive Common Stock of the Issuer upon the exercise of a Reporting Person's right to redeem certain OP Units of Host Marriott, L.P. Upon the exercise of such redemption right with respect to the OP Units, the Reporting Persons will receive Common Stock only if the Issuer, which is the general partner of Host Marriott, L.P., elects to assume Host Marriott, L.P.'s obligation to pay cash for the redeemed OP Units by issuing its Common Stock (on a one-for-one basis) in lieu thereof to the redeeming Reporting Person. On May 7, 2001, BRE II, BREH II, BRE II TE 1, BRE II TE 2, BRE II TE 3, BRE II TE 4, BRE II TE 5, BRE I, BRE Two, BRE Three, BRE IV, BRECP, BRECP II, BOC, BREH, and Logan (collectively, the "Selling Shareholders") converted, in the aggregate, 10,000,000 OP Units into shares of Common Stock on a one-for-one basis upon the exercise of their unit redemption right pursuant to the Second Amended and Restated Agreement of Limited Partnership of Host Marriott, L.P., dated as of December 30, 1998. Items 5, 7 and 9 disclose the aggregate number of shares of Common Stock that the Reporting Persons may be deemed to have disposed of or be deemed to beneficially own.

(31) On May 8, 2001, the Selling Shareholders sold such 10,000,000 shares of Common Stock to Salomon Smith Barney Inc. ("Salomon") for a price of $12.32 per share pursuant to the Underwriting Agreement, dated as of May 2, 2001, among the Issuer, Host Marriott, L.P., Salomon and the Selling Shareholders. After giving effect to the sale of Common Stock, all Reporting Persons hold, in the aggregate, 21,015,735 OP Units, which are redeemable for cash or (at the election of Issuer) shares of Common Stock (on a one-for-one basis).

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. Any disclosures made hereunder with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry.

Pursuant to Rule 16a-1(a)(4) promulgated under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons herein states that this filing shall not be deemed an admission that he or it is the beneficial owner of any of the securities covered by this Statement.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

BREA L.L.C.

By:    /s/ Gary M. Sumers                                       June 8, 2001
      ------------------------------------------------          ------------
       Name:   Gary M. Sumers                                        Date
       Title:  Attorney-in-fact

** Signature of Reporting Person

                                                                  ATTACHMENT A

                            Joint Filer Information

Names: Blackstone Real Estate Partners II L.P. ("BRE II"), Blackstone Real Estate Holdings II L.P. ("BREH II"), Blackstone Real Estate Partners II.TE.1 L.P. ("BRE II TE 1"), Blackstone Real Estate Partners II.TE.2 L.P. ("BRE II TE 2"), Blackstone Real Estate Partners II.TE.3 L.P. ("BRE II TE 3"), Blackstone Real Estate Partners II.TE.4 L.P. ("BRE II TE 4"), Blackstone Real Estate Partners II.TE.5 L.P. ("BRE II TE 5"), Blackstone Real Estate Partners I L.P. ("BRE I"), Blackstone Real Estate Partners Two L.P. ("BRE Two"), Blackstone Real Estate Partners Three L.P. ("BRE Three"), Blackstone Real Estate Partners IV L.P. ("BRE IV"), Blackstone RE Capital Partners L.P. ("BRECP"), Blackstone RE Capital Partners II L.P. ("BRECP II"), Blackstone RE Offshore Capital Partners L.P. ("BOC"), Blackstone Real Estate Holdings L.P. ("BREH"), CR/RE L.L.C. ("CRRE"), BRE Logan Hotel Inc. ("Logan"), BRE/Ceriale L.L.C. ("Ceriale"), RTZ Management Corp. ("RTZ"), Blackstone Real Estate Associates L.P. ("BREA"), Blackstone Real Estate Associates II L.P. ("BREA II"), Blackstone Real Estate Management Associates II L.P. ("BREMA II"), BREA II L.L.C. ("BREA II LLC"), Peter G. Peterson ("Peterson"), Stephen A. Schwarzman ("Schwarzman"), John G. Schreiber ("Schreiber") and John Ceriale ("John Ceriale").

Addresses:         The principal business office address of each of the
                   reporting persons above, except for Schreiber, is 345 Park
                   Avenue, 31st Floor, New York, New York 10154. The principal business office address of Schreiber is Schreiber Investments, 1115 East Illinois Road, Lake
                   Forest, Illinois 60045.

Designated Filer:  BREA L.L.C. ("BREA LLC")

Issuer & Ticker
 Symbol:           Host Marriott Corporation. (HMT)

Date of Event:     May 2001

Signatures:        BLACKSTONE REAL ESTATE PARTNERS I L.P.
                   BLACKSTONE REAL ESTATE PARTNERS TWO L.P.
                   BLACKSTONE REAL ESTATE PARTNERS THREE L.P.
                   BLACKSTONE REAL ESTATE PARTNERS IV L.P.
                   BLACKSTONE RE CAPITAL PARTNERS L.P.
                   BLACKSTONE RE CAPITAL PARTNERS II L.P.
                   BLACKSTONE RE OFFSHORE CAPITAL PARTNERS L.P.
                   BLACKSTONE REAL ESTATE PARTNERS II L.P.
                   BLACKSTONE REAL ESTATE PARTNERS II.TE.1 L.P.
                   BLACKSTONE REAL ESTATE PARTNERS II.TE.2 L.P.

                   BLACKSTONE REAL ESTATE PARTNERS II.TE.3 L.P.
                   BLACKSTONE REAL ESTATE PARTNERS II.TE.4 L.P.
                   BLACKSTONE REAL ESTATE PARTNERS II.TE.5 L.P.
                   BLACKSTONE REAL ESTATE HOLDINGS II L.P.
                   BLACKSTONE REAL ESTATE ASSOCIATES II L.P.
                   BLACKSTONE REAL ESTATE HOLDINGS L.P.
                   BLACKSTONE REAL ESTATE ASSOCIATES L.P.
                   BLACKSTONE REAL ESTATE MANAGEMENT ASSOCIATES II L.P. CR/RE L.L.C.
                   BRE LOGAN HOTEL INC.
                   RTZ MANAGEMENT CORP.
                   BRE/CERIALE L.L.C.
                   BREA L.L.C.
                   BREA II L.L.C.
                   PETER G. PETERSON
                   STEPHEN A. SCHWARZMAN
                   JOHN G. SCHREIBER
                   JOHN CERIALE
                   By:      __/s/ Gary M. Sumers__
                                     ------------------
                                   Name: Gary M. Sumers
                                   Title:   Attorney-in-fact



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